Materion Corporation
6070 Parkland Blvd.
Mayfield Heights, Ohio 44124

November 17, 2015

Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Jenn Do
Al Pavot

Re:    Materion Corporation
Form 10-K
Filed February 27, 2015
File No. 1-15885

Ladies and Gentlemen:
Materion Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed February 27, 2015.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2014
Note A - Significant Accounting Policies, page 54

1.
We note the policy on Mineral Resources and Mine Development on pages 54-55 and the significant investments in 2015 to open a new pit to mine proven reserves of beryllium-bearing betrandite ore in Juab County, Utah. Please expand this discussion to explain how you determine your unit of account.

Response:

In future annual filings, we will provide additional disclosure in Note A - Significant Accounting Policies to explain how we determine our unit of account (additional disclosure underlined and in bold):

Mineral Resources and Mine Development: Property acquisition costs are capitalized as mineral resources on the balance sheet and are depleted using the units-of-production method based upon total estimated recoverable proven reserves of the beryllium-bearing bertrandite ore body. The Company uses beryllium pounds as the unit of accounting measure for purposes of recording depletion expense.
Mine development costs at our open pit surface mines include drilling, infrastructure, other related costs to delineate an ore body, and the removal of overburden to initially expose an ore body. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.
Drilling and related costs are capitalized for an ore body where proven and probable reserves exist, and the activities are directed at obtaining additional information on the ore body or converting mineralized material to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of costs applicable to sales.
The cost of removing overburden and waste materials to access the ore body at an open-pit mine prior to the production phase are referred to as “development costs.” Development costs are capitalized during the development of an open-pit mine and are capitalized at each pit. These costs are amortized as the ore is extracted using the units-of-production method based upon total estimated recoverable proven reserves. The Company uses beryllium pounds as the unit of accounting measure for recording amortization.
To the extent that the aforementioned costs benefit an entire ore body, the costs are amortized over the estimated useful life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block area.
Controls and Procedures, page 84

2.
We note that management had not concluded whether your disclosure controls and procedures were effective as of December 31, 2014. Please address. Please explain how this conclusion is impacted, if at all, by the ineffective conclusion as of October 2, 2015.

Response:
In Management’s Report on Internal Control over Financial Reporting on page 46 of our Annual Report on Form 10-K, we concluded that our internal control over financial reporting was effective as of December 31, 2014. In Item 9A b), we incorporated Management’s Report on Internal Control over Financial Reporting by reference.
We inadvertently omitted the statement that our disclosure controls and procedures were effective in Item 9A. In future annual filings, we will expand our disclosure in Item 9A a) to conclude on the effectiveness of our disclosure controls and procedures. The additional disclosure in our Form 10-K for the year ended December 31, 2014 would have appeared as follows (additional disclosure underlined and in bold):

The Company carried out an evaluation under the supervision and with participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of disclosure controls and procedures as of December 31, 2014 pursuant to Rule 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934, as amended (Exchange Act). Based on that evaluation, management, including the chief executive officer and chief financial officer, concluded that disclosure controls and procedures are effective as of December 31, 2014.
There is no correlation between the inadvertent omission of the statement above and the ineffective conclusion as of October 2, 2015. When we made our assessment as of December 31, 2014, we were not aware of the existence of a material weakness. We identified the material weakness related to the design of management review controls for the amortization of stock compensation expense for retirement eligible employees during the third quarter of 2015.
During the fourth quarter of 2015, specific actions are being implemented to remediate the above identified material weakness including: improving processes, implementing additional controls and strengthening management’s review controls.
*    *    *
In connection with the above response, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-383-6889.
Very truly yours,

/s/ Joseph P. Kelley
Joseph P. Kelley
Vice President, Finance and Chief Financial Officer